UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Extension Amendment to Intelsat Jackson Holdings S.A.’s Senior Secured Credit Agreement

On November 27, 2017 (the “Effective Date”), Intelsat S.A.’s (the “Company”) wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), entered into an Amendment No. 3 and Joinder Agreement (the “Amendment No. 3”), among Intelsat Jackson, Intelsat Connect Finance S.A., the subsidiary guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent, amending its senior secured Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment No. 3 and as otherwise amended, restated, supplemented or otherwise modified from time to time, the “Amended Credit Agreement”).

The Amendment No. 3 extends the maturity date of $2.0 billion of the existing tranche of term loans (the “Extended Term Loans”) to November 27, 2023, subject to springing maturity in the event that certain series of Intelsat Jackson’s senior notes are not refinanced prior to the dates specified in the Amended Credit Agreement. The Extended Term Loans have an applicable interest rate margin of 3.75% for London InterBank Offering Rate loans and 2.75% for base rate loans (at the borrower’s election as applicable), which represents an increase of 100 basis points from the applicable interest rate margins on the existing tranche of term loans prior to the Effective Date. (The Report on Form 6-K filed by the Company on November 13, 2017 (SEC Accession No. 0001193125-17-339714), contained a typographical error indicating that the applicable interest rate margin for the Extended Term Loans represented an increase of 25 basis points over the term loans prior to the Effective Date, which was incorrect.)

The Extended Term Loans are subject to a prepayment premium of 1.00% of the principal amount for any voluntary prepayment of, or amendment or modification in respect of, the Extended Term Loans prior to the first anniversary of the Effective Date in connection with prepayments, amendments or modifications that have the effect of reducing the applicable interest rate margin on the Extended Term Loans, subject to certain exceptions.

The Amended Credit Agreement also requires that, beginning with the fiscal year ending December 31, 2018, Intelsat Jackson will apply a certain percentage of its Excess Cash Flow (as defined in the Amended Credit Agreement), if any, after operational needs for each fiscal year towards the repayment of outstanding term loans under the Amended Credit Agreement, subject to certain deductions. The applicable percentage of Excess Cash Flow that must be applied towards mandatory prepayments of term loans will range from 0-50% based on the total leverage ratio of Intelsat Jackson.

The Amended Credit Agreement also amends (i) the most-favored nation provision with respect to the incurrence of certain indebtedness by Intelsat Jackson and its restricted subsidiaries, and (ii) the covenant limiting the ability of Intelsat Jackson to make certain dividends, distributions and other restricted payments to its shareholders, such that, as a condition to using its cumulative credit amount to make certain dividends or capital payments to, or capital stock repurchases from, the shareholders of Intelsat S.A., Intelsat Jackson must be in compliance with a total leverage ratio of less than 5.75 to 1.00. Prior to the Effective Date, the threshold applicable to such payments or repurchases was 6.00 to 1.00.

On the Effective Date, Intelsat Jackson paid fees to the lenders in connection with the Amendment No. 3 equal to 1.00% of the aggregate principal amount of the Extended Term Loans.

The foregoing summary of the Amendment No. 3 is not complete and is qualified in its entirety by reference to the Amendment No. 3, a copy of which is attached hereto and is incorporated herein by reference.

(d) Exhibits.

Exhibit Number	Description

99.1	Amendment No. 3 and Joinder Agreement, dated as of November 27, 2017, among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., the subsidiary guarantors party thereto, Bank of America, N.A., as administrative agent, and the lenders party thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: November 27, 2017	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amendment No. 3 and Joinder Agreement, dated as of November 27, 2017, among Intelsat Connect Finance S.A., Intelsat Jackson Holdings S.A., the subsidiary guarantors party thereto, Bank of America, N.A., as administrative agent, and the lenders party thereto